UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2024 (Report No. 4)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Closing of Private Placement Financing Transactions

On October 9, 2024, NLS Pharmaceutics Ltd, or the Company, entered into a securities purchase agreement, or the Equity Purchase Agreement, with certain accredited investors. Pursuant to the terms of the Equity Purchase Agreement, the Company agreed to issue and sell to the investors, in a private placement offering, (i) 806,452 common shares, par value CHF 0.80 per share, or the Common Shares, and (ii) common share purchase warrants, or the Common Warrants, to purchase 806,452 Common Shares, at a combined purchase price of $3.97, for aggregate gross proceeds of $3.2 million. The Common Warrants have a term of five years and have an exercise price of $4.25 per share. Pursuant to the Equity Purchase Agreement, the Company agreed to grant the investors the right to participate, in the aggregate, in up to fifty percent (50%) of future offerings for one year following the closing of the offering. In addition, the Company agreed to not to enter into an equity line of credit or similar agreement, without the consent of the majority of the holders of the preferred shares. The transactions contemplated by the Equity Purchase Agreement closed on October 10, 2024.1

In addition, on October 9, 2024, the Company entered into a securities purchase agreement, or the Debt Purchase Agreement, with an accredited investor, pursuant to which in exchange for the satisfaction of the Company’s debt in the aggregate amount of $4.0 million held by the investor, the Company agreed to issue 806,452 newly designated convertible preferred shares, at a purchase price of $4.96 (rounded). The preferred shares contain a conversion price of $4.96 per share. The transactions contemplated by the Debt Purchase Agreement closed on October 10, 2024. Pursuant to the Debt Purchase Agreement, the Company agreed to grant the investor the right to purchase up to an additional $10.0 million worth of convertible preferred shares beginning six months after the closing and continuing for as long as the investor owns preferred shares. Additionally, pursuant to the Debt Purchase Agreement, the Company agreed to grant the investor the right to participate in up to fifty percent (50%) of future offerings of the Company’s securities for one year following the closing. In addition, the Company agreed to not to enter into an equity line of credit or similar agreement, without the consent of the majority of the holders of the preferred shares.

The securities are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder. The securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This report shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summaries of the Common Warrants, Equity Purchase Agreement and Debt Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the Common Warrants, Equity Purchase Agreement and Debt Purchase Agreement which are attached as Exhibits 99.1, 99.2 and 99.3, respectively, to this Report on Form 6-K and are incorporated herein by reference.

[1]	The Company and the parties to the Equity Purchase Agreement, pursuant to a Securities Exchange Agreement, upon the approval of the Company’s shareholders, which is expected to occur within 30 days of the closing, agreed that they will exchange the Common Shares purchased in the Equity Purchase Agreement for convertible preferred stock. The foregoing summary of the Securities Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Securities Exchange Agreement, which is attached as Exhibits 99.8 to this Report on Form 6-K and is incorporated herein by reference.

Entry into Warrant Amendment Agreement

On October 9, 2024, the Company and certain existing warrant holders entered into warrant amendment agreements, or collectively, the Amendment, to amend those warrants issued by Company to such holders, collectively, to purchase up to 105,843 Common Shares issued to such holders, or the Existing Warrants. The Amendment makes certain adjustment to the definition of a “Fundamental Transaction” in Section 3(e) of the Existing Warrants. In exchange for the Amendment, the Company agreed to adjust the exercise price in the Common Warrants to CHF 0.80 and issued to the holders Pre-Funded Warrants to purchase up to 136,648 Common Shares, or the Pre-Funded Warrants. Each Pre-Funded Warrant is exercisable for one Common Share at an exercise price of CHF 0.80 per share. The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

The foregoing summaries of the Amendment and Pre-Funded Warrants do not purport to be complete and are qualified in their entirety by reference to the Amendments and Pre-Funded Warrants, which are attached as Exhibits 99.4 and 99.5, respectively, to this Report on Form 6-K and are incorporated herein by reference.

Registration Rights

In connection with the Equity Purchase Agreement, Debt Purchase Agreement and the Amendment, the Company agreed to register the resale of the Common Shares and Common Shares underlying the preferred shares and Common Warrants. Copies of the applicable registration rights agreements are attached as Exhibits 99.6 and 99.7 to this Report on Form 6-K and are incorporated herein by reference. The foregoing summary of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to such exhibits.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-262489, and 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Document Description
99.1	Form of Common Warrant
99.2	Form of Equity Securities Purchase Agreement, dated October 9, 2024 by and among NLS Pharmaceutics and certain purchasers thereto
99.3	Form of Debt Securities Purchase Agreement, dated October 9, 2024 by and among NLS Pharmaceutics and certain purchasers thereto
99.4	Form of Warrant Amendment Agreement
99.5	Form of Pre-Funded Warrant
99.6	Form of Registration Rights Agreement (equity)
99.7	Form of Registration Rights Agreement (debt)
99.8	Form of Exchange Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: October 11, 2024	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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